

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Via U.S. Mail

Ms. Man Yee Kung
President and Director
Rich Star Development Corporation
c/o Aspen Asset Management LLC
6623 Las Vegas Blvd South, Suite 255
Las Vegas, NV 89119

Re: Rich Star Development Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed November 10, 2010
File No. 333-166454

Dear Ms. Kung:

We have reviewed your registration statement, and your letter dated November 9, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to comment 4 in our letter dated May 27, 2010 and re-issue it in part. Please explain to us in necessary detail each of the following items:

- who prepared the registration statement;

- the basis the preparer had or source(s) upon which it relied in drafting the prospectus;

- who created the business plan which is described; and

- how Ms. Kung first came to be affiliated with Rich Star Development Corporation.

We may have additional comments based on your responses.

2. As you may be aware, there have been acquisitions or business combinations involving public start-up companies. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true, and with a view toward disclosure, confirm to us that Ms. Kung did not agree to purchase Rich Star shares or serve as an officer or director of Rich Star at least in part due to a plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity (either within the next twelve months, or anytime thereafter). Also, please revise your registration statement to clearly disclose whether you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

3. If any of the following individuals has any experience in the marketing or sale or creation of a start-up company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Ms. Kung, Mr. Chan, Derek Tak Wing Wong, Diane Tak Nga Wong, and Dickson Tak Sang Wong;

- Named legal counsel;

- Those responsible for Ms. Kung's connection with Rich Star; and

- Any others who participated in the preparation of the prospectus disclosure.

4. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased activities, or (d) became a delinquent filer, please describe the circumstances to us in necessary detail. We may have additional comments.

5. We note your response to comment 17 in our letter dated May 27, 2010. Please include this information in the prospectus.

Determination of Offering Price, page 13

6.   We note your revised disclosure in response to comment 9 in our letter dated May 27, 2010. Please make corresponding revisions to your Determination of Offering Price section.

Financial Statements

Statements of Operations, page F-12

7.   Revise your financial statement to include comparative financial information for the three month period ended September 30, 2009, and inception through September 30, 2009. If this information is already presented, we note that your headers all indicate periods ending in 2010 rather than 2009.

Certain Relationships and Related Transactions, page 29

8.   We note your revised disclosure in response to comment 18 in our letter dated May 27, 2019. Please identify the stockholder who made the $65,000 loan. Refer to Item 404(a)(1) of Regulation S-K.

Signatures, page 34

9.   We note your revisions to your Signatures section in response to comment 20 in our letter dated May 27, 2010. Please designate your principal financial officer. Refer to Instruction 1 to Form S-1.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864, or in her absence Christopher White, Accounting Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Scott D. Olson, Esq.
       Facsimile No. (503) 908-0956